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May 31, 2019

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. Kenneth Ellington

Re:	Matthews International Funds (File Nos. 033-78960, 811-08510)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Staff”) on March 28, 2019, and additional discussions in April and May 2019, with respect to the annual report filed by the Registrant for the fiscal year ended December 31, 2018 for the various series of the Registrant (the “Funds”).

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers of the applicable annual report. We have consulted with the Registrant in preparing and submitting this response letter.

1.

The Staff noted that various Funds had a concentration of more than 25% of their total assets in Japan but they do not have corresponding risk disclosure related to Japan in the prospectus. Please consider whether supplemental principal strategy or risk disclosure is needed in light of that concentration. The following Funds were observed as having such a concentration:

Fund	Percentage
Matthews Asia Dividend Fund	31.2
Matthews Asia Growth Fund	31.2

United States Securities and Exchange Commission

Division of Investment Management

May 31, 2019

Response: Comment accepted. The Registrant recently updated its prospectus as part of an annual updating amendment under Rule 485(b) adopted under the Securities Act of 1933, as amended. The Registrant reviewed the level of concentration in each country and, where the level exceeded 25% for more than a temporary period, the Registrant added risk disclosure to its prospectus with respect to that country if it was not already present. More specifically, the Registrant added risk disclosure with respect to Japan for the two Funds listed above.

2.

The Staff noted that various Funds had a concentration of more than 25% of their total assets in China and Hong Kong but they do not have corresponding risk disclosure related to China and Hong Kong in the prospectus. Please consider whether supplemental principal strategy or risk disclosure is needed in light of that concentration. The following Funds were observed as having such a concentration:

Fund	Percentage
Matthews Asia Value Fund	30.9
Matthews Asia Growth Fund	25.1

Response: Comment accepted. The Registrant recently updated its prospectus as part of an annual updating amendment under Rule 485(b) adopted under the Securities Act of 1933, as amended. The Registrant reviewed the level of concentration in each country and, where the level exceeded 25% for more than a temporary period, the Registrant added risk disclosure to its prospectus with respect to that country if it was not already present. More specifically, the Registrant added risk disclosure with respect to China and Hong Kong for the two Funds listed above.

3.

The Staff noted that the Matthews Asia Growth Fund invested at least 25% of its total assets in the health care sector but does not have corresponding risk disclosure for that sector in the prospectus. Please consider whether supplemental principal strategy or risk disclosure is needed in light of that concentration.

Response: Comment accepted. The Registrant recently updated its prospectus as part of an annual updating amendment under Rule 485(b) adopted under the Securities Act of 1933, as amended. The Registrant reviewed the level of concentration in each economic sector, such as healthcare. If the level exceeded 25% for more than a temporary period, the Registrant added risk disclosure to its prospectus with respect to that sector if it was is not already included. More specifically, the Registrant added risk disclosure with respect to the healthcare sector for that Fund.

United States Securities and Exchange Commission

Division of Investment Management

May 31, 2019

4.

The Statement of Assets and Liabilities shows a line item including dividends, interest and other receivables combined into a single line. The Registrant should separate other receivables into a separate line in accordance with Regulation S-X, Item 6-04(5), but dividends and interest may be combined into a single line.

Response: Comment accepted. The Registrant will separately list any other receivables in the next annual report.

5.

In the Financial Highlights for the Matthews Asia Strategic Income Fund, there is shown a return of capital for 2018 on page 123. The Registrant’s website, however, does not disclose any return of capital in the section showing the distribution history in 2018 for that Fund. The Registrant’s annual report also does not show any return of capital for that Fund in the distribution history disclosure for 2018 on page 7. Please correct that information to the extent necessary and make sure that investors are informed of the source of dividends as required by Section 19(a) and in the manner specified by related Rule 19a-1. Please also confirm that the Registrant complied with Rule 19a-1 with respect to this Fund’s return of capital distribution.

Response: Comment acknowledged. This Fund made a distribution to its shareholders with respect to its first, second and third fiscal quarters of 2018. At the time this Fund made each distribution, the Registrant expected the full amount of the distribution to consist of net income earned from portfolio holdings. For that reason, the Registrant did not provide a Rule 19a-1 notice to accompany the distribution. (That Fund did not pay a distribution with respect to its fourth fiscal quarter.) Only after the completion of its fiscal year did the Registrant determine that the tax character of a portion of each distribution constituted a return of capital. That return of capital figure was disclosed in that Fund’s financial highlights, in its Statement of Changes in Net Assets and in note 2.E under “Distributions to Shareholders” covering the applicable period and in the Fund’s Form 8937, as posted on the Registrant’s website.

The Registrant acknowledges its obligation to comply with the notice requirements of Section 19(a) of the Investment Company Act of 1940, as amended, and Rule 19a-1 thereunder. The Registrant further acknowledges that neither Form 8937 nor Form 1099-DIV constitutes a notice for purposes of complying with Section 19(a) and Rule 19a-1.

The Registrant will change the distribution history section of its future annual reports and its website to add information about any return of capital, as applicable for those funds that made a return of capital for the specified period. The Registrant will also add a cross-reference on its website for the affected fiscal quarters that final information about the tax character of each distribution is provided in the Form 8937 for the applicable year available through a nearby link. The Registrant additionally will disclose that the distribution history information is based on cash distributions, may be different than the amounts of those distributions for tax purposes because of non-cash adjustments and other reasons, and that the stated character remains subject to change until final determinations are made after completion of the relevant fiscal year.

United States Securities and Exchange Commission

Division of Investment Management

May 31, 2019

6.	Please explain why the Registrant answered “no” to item B.23 on the Form N-CEN about whether it was required to send out a Rule 19a-1 notice given the return of capital figure noted above.

Response: Comment acknowledged. For the reasons explained above, at the time of each applicable distribution, the financial and tax information available to the Registrant did not indicate that any return of capital would occur and, therefore, no Rule 19a-1 notice would be required at the time of the applicable distribution.

7.	Item 4 of Form N-CSR does not appear to have a correct response. Under Item 4(e)(2), item (c) states 100%, but it should be “not applicable” if pre-approval was not waived.

Response: Comment accepted. The Registrant will correct that response in future filings.

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC